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                                MKA CAPITAL, INC.
                (formerly Financial Telecom Limited (USA), Inc.)
        Republic of Panama, Panama City, Calle 52 y Elvira Mendez #6-308
                                tel +507-2695211
   PR China, Shanghai 200021, 300 Hua Hai Zhong Rd, #2405 tel +86-21-63354111



February 10, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549 USA
Mail Stop 4561

To the Attention of:  Mr. S. Jacobs, Accounting Branch Chief


Dear Sir:

We submit this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC"), dated January 24, 2006.

SEC COMMENT 1

Again, as we read APB 18, we note each case is mutually exclusive, and a variety of factors must be taken as a whole. Also, APB 18 states the matter of significant influence is based not upon whether the investor could exercise influence, but whether he does exercise influence. APB 18 states also that judgment must be exercised.

In our case, we simply do not exercise any influence. Nor have we exercised any influence during the 2005 fiscal year.

1.a. weighting of factors

The request for a weighting of factors is difficult to address, as we would not know how to quantify such a weighting. However, following the verbal instructions of your staff, we provide the weighting shown in Table 1 below.

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Table 1: Weighting scale used to decide the cost versus equity method of accounting
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1  not significant
2  somewhat significant
3  significant
4  more significant
5  very significant

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weight    Factor

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3         Equity stake is 19% or less in all cases
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3         Convertible debt option, exercisable at unknown future date
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5         Conversion option on debt is not exercised during 2005
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5         Conversion option on debt is retracted for 2 investees during Q4 2005
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2         Payment of service fee
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2         Materiality of Service fee for investee
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3         No inter-company transactions, other than service fees
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5         No managerial interchange
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3         No technological inter-dependence
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4         Equal voting rights on common stock
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3         No other rights on common stock
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5         Only 1 valid board seat, in a pink sheet company, with only 2% holding
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5         Private companies do not have board seats
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3         Investees are private companies, save one
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5         Investees are controlled by only 1 or 2 other shareholders
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5         No investee has called a board meeting during 2005
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2         We do not have knowledgeable staff to fill the board seat
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5         The convertible debt is retracted shortly after year end
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4         Intentions to sell or list our investments in the short run
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1.b. contingent conversion

The contingency is a verbal understanding between the parties. We apologise for not making this clear earlier. Per the agreements, the conversion is at our option.

We will ensure this is better disclosed in future filings, as the case arises.

We agree the conversion option is an important weight. However, the conversion has not occurred. Therefore for 2005, the conversion feature did not add to our equity in the investees, nor did it add to our influence.

The conversion option has been cancelled for 2 investees, during Q4 2005, and will be soon cancelled for the remaining investees (see AE1 below).

1.c. explanation of services

We provide a gateway for Chinese firms to access the capital markets in North America. As such, we provide services for searches, introductions, assessments, language translation, facilitating OTCBB and Pink Sheet listings, education in US GAAP and legal requirements. The service fee is paid to us in the form of a monthly retainer. The timing of services is as and when required.

1.d. fee revenues

Though we collect a service fee, the fees do not enable us to exercise influence over the investee. Indeed, the fees have credit risk.

Total potential revenues were renegotiated downwards recently. The revised total revenues are forecasted to be $0.507mm annually.

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The fee revenues are material to our investment operations, taken as a segment, but not material to the consolidated revenues. Consolidated revenues are estimated at $5.87mm annually. Service fee revenues are app. 9% of consolidated revenues, when calculated on a pro-forma basis for the 2005 year.

At this time, we have not received the financial results of each investee for 2005. However, in terms of revenues, and based on verbal discussions with the investees, we believe the fees are not material to the individual investee. The fact we cannot procure the information needed, should provide further persuasive evidence we exercise no influence.


SEC COMMENT 2

We acknowledge the importance of market value. For the agreements made, the market value of the shares is taken from the most recent OTCBB quote, prior to the transaction. However, the OTCBB is not a stock market per se. In our case, the average volume of trades is very low, and the value of the trades can be affected by market makers. Consequently, the market value on any given day may not be indicative of value in an open market.

The discount in price is negotiated by the parties acting at arm's length. The party to justify the discount is the investee, who determines it by his risk assessment. We do, in fact, negotiate strongly against a discount, but a discount ensues. Nonetheless, the net price is a market price between two arm's length parties.

If subsequent market prices were evidence of proof, then the traded price for the month of December 2005, would support the risk assessment of the investee. Our stock price averaged $0.04 for the month, whereas at the time the investments were negotiated, the average price was between $0.08 and $0.10.

We conclude we are reasonable and conservative in applying the discounted market price to the transactions, so not to overstate the investment or market values.


SEC COMMENT 3

After discussion with SEC staff and subsequent research, we see where prior we have not adequately explained or considered our accounting for the cost of conditional options vis-a-vis EITF 96-18.

The conditional options are an uncertain, future event. We agree the measurement date should be the future date at which the counterparty's performance is complete. Accordingly, for 2006 and subsequent years, the cost will be determined by the market price of the common shares at the time of issue, after applying the Black-Scholes model. This ensures the equity instruments will be measured at their then current values, in accordance with EITF 96-18, notably Issue 3 and Example 12. Per Example 12, any resulting change in market value will be attributed in accordance with FASB Interpretation 28.

The application of EITF 96-18 requires a full reversal of the options cost charged to expense during 2005. The total adjustment is $9,857. We view this amount as immaterial to the results presented for Q1, Q2, and Q3, and for the year-end consolidated results. Accordingly, we propose to post the reversal in Q4, but not restate the statements for earlier quarters.

The analysis of materiality is presented in Table 2 below.

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
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Table 2 - reversal of Options Cost
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                                                                                                 Options
                                          Options       Revenue      Options           Net       as % of
                                         expensed                    as % of         Income       Income
                                                                    Revenues         (Loss)       (Loss)
                                             $             $                            $
As reported
      Q1 2005                              4,553        78,712        5.8%          (43,549)      10.5%
      Q2 2005                               527         165,685       0.3%          (72,564)       0.7%
      Q3 2005                              4,777        138,026       3.5%          (60,785)       7.9%

                                        ------------  ------------                --------------
                                           9,857        382,423                     (176,898)
      Adjustment                          (9,857)                                      9,857       5.6%
                                        ------------  ------------                --------------
Revised balances, EIF96-18                   0                                      (167,041)      5.9%
                                        ============  ============                ==============

Consolidated effect for 2005              (9,857)                                   1,875,000      0.5%
                                                                                      (est)
                                        ============                              ==============


SEC COMMENT 4

Noted as a matter pending. We understand no further action is needed from us during the interim.


SEC COMMENT 5

Pleaser refer to our earlier correspondence, dated January 27, 2006.


ADDITIONAL EXPLANATIONS

AE.1. Contracts renegotiated

The service contracts were renegotiated during Q4 2005 to reduce the service fees charged to all investees, case by case.

For two investments, the convertible debt was retracted during Q4, thereby canceling the conversion feature.

The contracts for the remaining 5 investees are currently under further negotiations to cancel the convertible notes. Furthermore, mention of the board seats will be removed from all agreements for the Chinese investees (see AE2 below).

These negotiations commenced during Q4 2005 and should be complete before the end of Q1 2006. The impetus is the desire of the investees to reduce their obligations and holdings of our stock, as our share price has not performed up to their expectations. Once the negotiations are final, we expect:

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     a.  reduction in our equity stake in each in investee;
     b.  cancellation of the conversion feature;
     c.  removal of the reference to a board seat; and
     d.  no further amendments to the contracts.

We view these events as additional evidence we have no influence over the investees.

Considering how volatile the investments, and indeed our company, have been, it seems prudent to us to consider all factors over a longer period of time than just 3 quarters. Accounting standards do require a review of subsequent events, and a determination of their effects on the statements for the fiscal year in question. In our case, the renegotiations commenced during Q4 2005, and will conclude shortly thereafter. Consequently, a time period of 13 or 14 months is an appropriate period in which to consider all factors.

With the board seat and conversion option gone, the fact of non-influence is demonstrated conclusively.

AE.2. Board Seat(s)

AE.2.a
The valid board seat applies to only one investee, Enjoy Media, which is now traded on the Pink Sheets. Our equity stake in this company is 2%, and we hold no convertible securities with this company. We conclude a seat for 2% stake is not significant influence.

AE.2.b
The other investees are privately-held companies in China. After subsequent review of Chinese law, and the Articles of Incorporation for each investee, we have learned the relevant agreements must be amended.

The Articles provide for only one executive member to have control over the investee. There is no provision for a Board. Though our agreements with the investees make mention of a board seat, the legal effect of this was not fully understood prior by all parties. The agreements are legal, but the board seat is not enforceable, and therefore the agreements will be duly amended before the end of Q1 2006.

These circumstances provide additional proof we do not have the means to exercise influence.

AE.3. Conclusion

Considering all factors, we conclude our investment holdings meet the test for cost basis accounting per APB 18.

This concludes our reply. We wish to thank Mr. Forgione for his patience and time to explain further the SEC position by phone. Please let us know if you need further clarification on any of the matters raised above.

Yours truly,

/s/ R. Gorthuis, CFO
Shanghai.